Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”)

(Stock Code: 2628)

Announcement on Participating in the Event of Investors Collective Reception Day for Listed Companies in Beijing

In order to further strengthen the communication with investors, China Life Insurance Company Limited (the “Company”) will participate in the event of 2018 Investors Collective Reception Day for Listed Companies in Beijing, which is jointly organized by the Listed Companies Association of Beijing and SSE INFONET Co., Ltd.

This event will be held remotely over the Internet on the online platform provided by SSE INFONET Co., Ltd. From 15:00 to 17:00 on Friday, May 18, 2018, investors can participate in the event by logging on to the website of the SSE Roadshow Center (http://roadshow.sseinfo.com) or following its official account on WeChat (SSE Roadshow Center).

Mr. Lin Dairen, the President of the Company, Mr. Li Mingguang, the Vice President, Chief Actuary and Board Secretary of the Company, and Mr. Zhan Zhong, the Marketing Director of the Company, will discuss over the Internet with investors on corporate governance, development strategy, operation condition, sustainable development and other concerned issues of investors.

Investors are welcome to participate in the event.

Board of Directors of China Life Insurance Company Limited

May 14, 2018